SECOND QUARTER REPORT 2002

SHARPENING OUR FOCUS

Sharpening the Focus of Every Aspect of Our Business

     Vitran Corporation is a North American provider of freight services and distribution solutions to a wide variety of companies and industries. Vitran offers less-than-truckload (LTL) service throughout Canada and the United States utilizing its own infrastructure and exclusive partners. Vitran Logistics provides special distribution solutions that range from inventory consolidation to responsibility for the complete distribution function as well as highway and rail brokerage. Vitran also provides premium same-day and next-day Truckload (TL) services in the U.S. Midwest.

     These services are provided by 2,700 employees and associates located at more than 100 facilities and offices in the United States and Canada. Vitran uses 5,600 pieces of equipment, including tractors, trailers, and containers, operated by 1,500 drivers and independent contractors.

IN SUMMARY, WE PROVIDE THE FOLLOWING SERVICES

•	Less-than-truckload (LTL)

•	Logistics including Brokerage

•	Truckload (TL)

Vitran is sharpening the focus of every aspect of its business to be the best-in-class provider, to drive value with every customer transaction and to add value for its shareholders.

SECOND QUARTER 2002

REPORT TO SHAREHOLDERS

For the period ended June 30, 2002

MANAGEMENT DISCUSSION AND ANALYSIS

This report contains forward-looking information with respect to Vitran Corporation Inc.’s (“Vitran”) operations and future financial results. Actual results may differ from expected results for a variety of reasons including factors discussed in the Company’s Management Discussion and Analysis section of Vitran’s 2001 Annual Report.

This interim Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s June 30, 2002 second quarter financial statements and the 2001 Annual MD&A document that forms part of the Vitran 2001 Annual Report.

President’s Comment

Our solid operating performance in the second quarter and first half of 2002 is especially gratifying given the continued sluggishness in the North American economy. It is clear that strategic initiatives taken to control costs and improve efficiencies are reaping benefits throughout our organization. Based on our strong cash flow and operating performance in the first half of this year we have made significant progress in reducing long-term debt, repaying $12.8 million over the last six months, including $8.7 million in the second quarter. Importantly, Vitran’s U.S. LTL business also continues to gain momentum and post improved results.

Overview

The positive momentum that started in the second quarter of 2001 has resulted in substantial improvement in the consolidated results for the second quarter of 2002. Income from continuing operations for the quarter increased $2.7 million to $2.9 million from $0.2 million in the same quarter a year ago. Earnings per share basic and diluted for the second quarter of 2002 amounted to $0.30 per share compared to $0.03 per share in the second quarter of 2001. The results for the six months ended June 30, 2002 demonstrated the continued commitment to improvement as continuing operations per share results were $0.39 per share basic and diluted compared to a loss of $0.05 per share basic and diluted for the six months ended June 30, 2001. Net income for the six months ended June 30, 2002 was $3.8 million, $0.39 per share basic and diluted, compared to a loss of $5.5 million, $0.55 per share basic and diluted, for the same period in 2001. Included in the first quarter of 2002 and in the six-month period results was the $0.05 per basic and diluted share impact of the one-time special retirement bonus to the former President and Chief Executive Officer.

Vitran Corporation Inc. reported its second quarter results after trading hours on July 25, 2002 with a press release and held a conference call at 10:00 a.m. on July 26, 2002.

Register at e-alerts on the Vitran Corporation Inc. website (www.vitran.com) and receive Vitran’s news as it is released.

REPORT TO SHAREHOLDERS

Consolidated Results

Revenue from continuing operations for the three-month period was $121.6 million, compared to $121.0 million for the same period a year ago. Revenue from continuing operations for the six-month period ended June 30, 2002 was $235.8 million, compared to $240.9 million in the same period in 2001. The decline is primarily the result of the revenue decrease in the LTL and Logistics business segments for the first quarter of 2002 compared to the same period in 2001.

Gross profit for the three-month period increased $2.1 million, or 11.1%, to $20.9 million compared to the same quarter in 2001. For the six-month period gross profit increased $3.5 million, or 9.9% to $38.8 million compared to the same six-month period in 2001. Operating efficiencies across all Vitran business segments, but primarily the LTL segment, contributed to the recovery.

Selling, general and administrative (“S.G.&A.”) expenses for the quarter were down $0.6 million to $13.3 million or 11.0% of revenue compared to 11.5% of revenue in the same quarter of 2001 signifying the commitment to cost control. For the six-month period ended June 30, 2002, S.G.&A. expenses were $26.6 million compared to $26.9 million for the same period in 2001. However, the 2002 S.G.&A. expenses include a one-time special retirement bonus of $0.8 million for the former President and Chief Executive Officer.

Income from continuing operations before depreciation expense increased 55.0% to $7.6 million for the second quarter of 2002 compared to $4.9 million for the same quarter in 2001. Depreciation expense for the second quarter was $2.0 million compared to $2.5 million for the 2001 second quarter. The consolidated operating ratio before goodwill amortization expense improved to 95.4% compared to 98.0% in the prior year quarter. For the six-month period ended June 30, 2002 the consolidated operating ratio was 96.6% compared to 98.6% for the same period in 2001. The improved operating ratios reflect management’s commitment to cost control while maintaining operating efficiency.

Interest expense net of interest income for the quarter and six-month period ending June 30, 2002 was $1.4 million and $2.8 million respectively compared to $1.5 million and $3.3 million for the same periods ending June 30, 2001. The decline in interest expense was predominantly due to the reduction in total debt outstanding for the comparable periods.

Improved profitability generated income taxes for the six-month period of $1.0 million compared to a recovery of $0.3 million for the six-month period of 2001.

REPORT TO SHAREHOLDERS

Consolidated Results continued

Income from continuing operations for the second quarter was $2.9 million or $0.30 per share basic compared to $0.2 million or $0.03 per share basic for same quarter in 2001. For the six-month period ending June 30, 2002 income from continuing operations was $3.8 million or $0.39 per share basic, including an after-tax special retirement bonus of $0.05 per share to the former President and Chief Executive Officer, compared to a loss of $0.5 million or $0.05 per share basic for the 2001 six-month period.

Net income for the quarter was $2.9 million or $0.30 per share basic compared to a loss of $4.2 million or $0.42 per share basic that included a net loss from the discontinued Environmental business segment of $0.45 per share basic. Net income for the six-month period was $3.8 million or $0.39 per share basic compared to a loss of $5.5 million or $0.55 per share basic, including a loss of $0.50 per share basic from discontinued operations.

Segmented Results

Less-than-truckload (LTL)

The LTL segment, for the second straight quarter, reported better year-over-year results. This improvement was particularly encouraging in that it was achieved without a notable increase in business activity in either Canada or the United States.

Revenue for the second quarter was $95.6 million, an increase of 1.0% from the same quarter last year. Operating income for the quarter increased by 107% from $2.8 million in the 2001 second quarter to $5.8 million for 2002. For the six-month period ended June 30, 2002 revenue was $185.5 million compared to $187.7 million in the previous year. Operating income for the six-months ended June 2002 was $9.3 million versus $4.4 million the year before.

Revenue for the Canadian LTL business was up 3.1% while operating income increased 15.9% for the 2002 second quarter compared to 2001. The increase was driven by quarter-over-quarter improvements in the Canadian regional and transborder markets. For the combined operations, total shipments and tonnage were down 0.8% and 3.2% respectively while revenue per hundredweight increased 8.6%.

The second quarter of 2002 marked the second successive quarter of significant achievements for the U.S. LTL business. While revenue per hundredweight decreased 5.6%, total shipments and tonnage were up 1.7% and 6.1% respectively leading to a slight decline in revenue for the second quarter of 2002 compared to 2001. However, operating income increased by 490% compared to the same period in 2001. The addition of 700 new pup trailers in the fourth quarter 2001, as well as fleet replacements in the first half of 2002, have led to a sharp decline in maintenance expense. Furthermore, the commitment of new leadership has led to increased productivity and a reduction in administrative expenses revitalizing the operating income of the business.

REPORT TO SHAREHOLDERS

Logistics

Revenue for the Logistics segment for the second quarter of 2002 was 14.9% lower than the prior year second quarter, however income from operations improved from a marginal loss to income of $0.3 million. The improvement is due to the restructuring of the lntermodal and Highway Brokerage unit under an integrated management group where management is focusing on profitable long-term business and customer service while eliminating redundancies and unproductive costs. The logistics business unit maintained its solid results.

Truckload

Revenue for the Truckload segment increased 1 5.8% for the second quarter of 2002 compared to the second quarter of 2001. Income from operations was down 7.2% for the quarter but represented improvement over the first quarter of 2002. Increases in contract hauling and insurance costs contributed to the year-over-year decline in operating income.

Liquidity and Capital Resources

Cash flow from operations for the six months before non-cash working capital changes generated $7.8 million compared to $6.5 million in the prior year period and $5.0 million in the quarter compared to $3.8 million in the prior year quarter. Non-cash working capital improved to a contribution of $1.9 million in the quarter compared to a deficit of $5.9 million in the second quarter of 2001 due to improvements in accounts receivable collections.

Interest bearing debt, net of cash on hand of $3.5 million, decreased by 12.9% to $58.2 million at June 30, 2002 compared to $66.8 million at December 31, 2001. Interest bearing debt, net of cash on hand as a percentage of total capital, was 42.3% at the end of the 2002 second quarter compared to 47.2% at December 31, 2001. During the first half of 2002 the Company repaid $12.8 million of debt and reduced the revolving credit facility by $1.8 million.

Capital expenditures for the second quarter amounted to $3.3 million compared to $1.1 million in the same period in 2001. The Company invested $2.0 million in its new Vancouver terminal, $1.1 million in vehicles, primarily at U.S. LTL, and other expenditure of $0.2 million throughout the organization. In addition the Company repurchased $0.9 million of its Class A voting share under its normal course issuer bid during the quarter.

Management expects that the existing working capital, together with available revolving credit facilities, will be sufficient to fund the operating capital and principal debt repayment requirement of the Company.

REPORT TO SHAREHOLDERS

Outlook

From a freight perspective the North American economy, particularly the United States, continues to remain in a trough, the effects of which are being realized at Vitran and most other freight companies in lower year-over-year volumes. Vitran has however been able to report improved year-over-year results as the Company maintains its focus on its cost reduction and productivity program. To the extent that the North American economy begins to improve in the second half of 2002, Vitran is well positioned to reap the benefits of increased activity.

New Goodwill Accounting Standard

The Canadian Institute of Chartered Accountants has issued a new accounting standard for goodwill and intangible assets that is effective for fiscal year 2002. Under this new standard, amortization of goodwill is no longer permitted, but the carrying value is subject to a modified test to determine if there is impairment. A transitional impairment test is required within the first six months of adoption. If any potential impairment is indicated then, if necessary, it must be recognized by the end of fiscal year 2002 as a non-cash charge to opening retained earnings.

The Company has completed their transitional goodwill impairment test and determined that the fair value of Vitran’s LTL business units exceeded the carrying value. However an opening retained earnings charge may be required for the Brokerage and Truckload reporting units by December 31, 2002. Management is in the process of completing the quantification of the transitional impairment charge, but has determined that it will not exceed $5.0 million. This will be a non-cash charge and have no impact on reported earnings.

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward- looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risk associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s 2001 Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Rick E. Gaetz
President and
Chief Executive Officer

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited)
(In thousands of Canadian dollars
except for per share amounts)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2002	2001	2002	2001

Revenue	$121,576	$120,975	$235,822	$240,855
Operating expenses	100,636	102,128	196,998	205,519

Gross profit	20,940	18,847	38,824	35,336
Selling general and administrative expenses	13,338	13,900	26,551	26,866

Income from operations before depreciation	7,602	4,947	12,273	8,470
Depreciation expense	2,005	2523	4,195	5,080

	5,597	2,424	8,078	3,390
Interest on long-term debt	(1,418)	(1,462)	(2,848)	(3,285)
Gain/(loss) on sale of fixed assets	(135)	(186)	(424)	(58)

	(1,553)	(1,648)	(3,272)	(3,343)
Income from continuing operations before income taxes, minority interest and amortization of goodwill	4,044	776	4,806	47
Income taxes (recovery)	1,136	97	1,005	(332)
Minority interest	—	91	—	132
Goodwill amortization net of income taxes	—	524	—	1,047

Net income (loss) from continuing operations	2,908	246	3,801	(536)
Net loss from discontinued operations	—	(4,424)	—	(4,932)

Net income (loss)	$2,908	$(4,178)	$3,801	$(5,468)
Retained earnings, beginning of period	$40,097	$40,172	$39,204	$41,462
Cost of repurchase of Class A shares in excess of book value	(418)	—	(418)	—
Dividends — $0.035 per share	—	(346)	—	(346)

Retained earnings, end of period	$42,587	$35,648	$42,587	$35,648

Earnings per share basic and diluted:
Income from continuing operations before amortization of goodwill	$0.30	$0.08	$0.39	$0.05
Net income (loss) from continuing operations	$0.30	$0.03	$0.39	$(0.05)
Net income (loss) from discontinued operations	$—	$(0.45)	$—	$(0.50)
Net income (loss)	$0.30	$(0.42)	$0.39	$(0.55)

Weighted average number of shares	9,742,623	9,859,778	9,773,705	9,859,778

See accompanying notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars)

	(Unaudited)	(Audited)
As at	June 30, 2002	Dec. 31, 2001

Assets
Current Assets:
Cash	$3,482	$12,879
Accounts receivable	53,617	49,999
Net assets of discontinued operations	—	3,000
Inventory, deposits and prepaid expenses	8,838	8,702

	65,937	74,580
Fixed assets	48,505	51,021
Future income taxes recoverable	469	—
Goodwill	71,435	74,661

	$186,346	$200,262

Liabilities and Shareholders’ Equity
Current Liabilities:
Revolving credit facility	$3,090	$4,936
Accounts payable and accrued liabilities	44,849	4,083
Income and other taxes payable	355	22
Current portion of long-term debt	6,481	10,970

	54,775	56,011
Long-term debt	52,065	63,733
Future income taxes	—	1,140
Shareholders’ equity:
Capital stock	37,971	38,794
Retained earnings	42,587	39,204
Cumulative translation adjustment	(1,052)	1,380

	79,506	79,378

	$186,346	$200,262

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(In thousands of Canadian dollars)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2002	2001	2002	2001

Cash provided by (used in):
Operations:
Net income (loss) from continuing operations	$2,908	$246	$3,801	$(536)
Items not involving cash from operations:
Depreciation and amortization	2,005	3,119	4,195	6,272
Future income taxes	(73)	197	(538)	608
Loss (gain) on sale of fixed assets	135	186	424	58
Minority interest	—	91	—	132

	4,975	3,839	7,882	6,534
Change in non-cash working capital components	1,909	(5,944)	274	(11,309)

	6,884	(2,105)	8,156	(4,775)
Investments:
Purchase of fixed assets	(3,258)	(1,097)	(3,566)	(2,176)
Proceeds on sale of fixed assets	121	1,827	698	2,863
Proceeds on sale of discontinued business	—	—	2,685	—

	(3,137)	730	(183)	687
Financing:
Change in revolving credit facility	186	(1,297)	(1,846)	2,187
Issue of long-term debt	—	7,028	—	7,028
Repayment of long-term debt	(8,710)	(8,587)	(12,779)	(8,696)
Dividend payment	—	(346)	—	(346)
Issue of Class A voting shares	51	—	51	—
Repurchase of Class A voting shares	(940)	—	(1,292)	—

	(9,413)	(3,202)	(15,866)	173
Cash provided by (used in) discontinued operations	—	82	—	(600)
Effect of translation adjustment on cash	(1,419)	(1,127)	(1,504)	(782)

Increase (decrease) in cash position	(7,085)	(5,622)	(9,397)	(5,297)
Cash position, beginning of year	10,567	5,206	12,879	4,881

Cash position, end of period	$3,482	$(416)	$3,482	$(416)

Change in non-cash working capital components:
Accounts receivable	$(384)	$(70)	$(3,618)	$(3,969)
Inventory, deposits and prepaid expenses	1,275	738	(136)	(359)
Income and other taxes recoverable/payable	308	(1,855)	(738)	(4,428)
Accounts payable and accrued liabilities	710	(4,757)	4,766	(2,553)

	$1,909	$(5,944)	$274	$(11,309)

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) (In thousands of Canadian dollars)

1.   Accounting Polices

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements included in the 2001 Annual Report.

2.   Accounting Changes

Goodwill and intangible assets

The Canadian Institute of Chartered Accountants has issued a new accounting standard for goodwill and intangible assets that is effective for fiscal year 2002. Under this new standard, amortization of goodwill is no longer permitted, but the carrying value is subject to a modified test to determine if there is impairment. A goodwill impairment loss would be recognized if the fair value of the goodwill of a reporting unit is less than its carrying amount. A transitional impairment test is required within the first six months of adoption. If any potential impairment is indicated, then it should be quantified based upon the fair value of the assets and liabilities of the reporting unit and, if necessary, recognized by the end of fiscal year 2002 as a charge to opening retained earnings. Impairment arising subsequent to the transitional impairment test will be charged to income. Had the new accounting standard been effective for fiscal 2001 and the Company not amortized goodwill, net loss and loss per share basic for the three-month and six-month periods would have been $3.7 million or $0.37 per share and $4.4 million or $0.45 per share.

As at June 30, 2002 the Company completed their transitional goodwill impairment test and concluded that an opening retained earnings charge may be required by December 31, 2002 for Vitran’s Brokerage and Truckload reporting units. The amount of the charge has not yet been finalized, however it will not exceed $5.0 million. This will be a non-cash charge and have no impact on reported earnings.

Stock based compensation

The Canadian Institute of Chartered Accountants has issued changes to accounting standards for stock based compensation. Under this new standard, effective January 1, 2002, all stock based compensation to non-employees and direct awards of stock to employees will be accounted for using the fair value method. The Company has not granted any such awards.

3.   Discontinued Operations

On May 15, 2001 the Company determined that it planned to divest its Environmental Services Business. As a result of the plan of disposal, the results of operations for the Discontinued Business were reported as discontinued operations and previously reported financial statements have been restated.

Effective January 2, 2002 the Company sold substantially all the capital assets of its Environmental Services Group for $2.7 million.

4.   Comparative Figures

Certain of the 2001 figures presented for comparative purposes have been reclassified to conform with the presentation adopted for 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.   Segmented Information

Six months ended	Less-than-				Corporate	Consolidated
June 30, 2002	truckload	Logistics	Truckload	Total	office & other	totals

Revenue	$185,512	$23,681	$26,629	$235,822	$—	$235,822
Operating, selling general & administrative expenses	172,464	22,986	25,316	220,766	2,783	223,549
Depreciation	3,719	171	273	4,163	32	4,195

Income (loss) from operations	$9,329	$524	$1,040	$10,893	$(2,815)	8,078
Interest expense, net						2,848
Other items, net						424
Income taxes						1,005

						$3,801

Three months ended	Less-than-				Corporate	Consolidated
June 30, 2002	truckload	Logistics	Truckload	Total	office & other	totals

Revenue	$95,585	$12,158	$13,833	$121,576	$—	$121,576
Operating, selling general & administrative expenses	88,008	11,733	13,129	112,870	1,104	113,974
Depreciation	1,778	87	124	1,989	16	2,005

Income (loss) from operations	$5,799	$338	$580	$6,717	$(1,120)	5,597
Interest expense, net						1,418
Other items, net						135
Income taxes						1,136

Net income						$2,908

Six months ended	Less-than-				Corporate	Consolidated
June 30, 2001	truckload	Logistics	Truckload	Total	office & other	totals

Revenues	$187,732	$29,048	$24,075	$240,855	$—	$240,855
Operating, selling, general & administrative expenses	178,810	28,863	22,563	230,236	2,149	232,385
Depreciation	4,515	196	330	5,041	39	5,080

Income (loss) from operations	$4,407	$(11)	$1,182	$5,578	$(2,188)	3,390
Interest expense, net						3,285
Other items, net						(74)
Income taxes						(332)
Amortization of goodwill, net of taxes						1,047

Net loss from continuing operations						(536)
Net loss from discontinued operations						(4,932)

Net loss						$(5,468)

Three months ended	Less-than-				Corporate	Consolidated
June 30, 2001	truckload	Logistics	Truckload	Total	office & other	totals

Revenue	$94,735	$14,289	$11,951	$120,975	$—	$120,975
Operating, selling, general & administrative expenses	89,671	14,201	11,165	115,037	991	116,028
Depreciation	2,237	106	161	2,504	19	2,523

Income (loss) from operations	$2,827	$(18)	$625	$3,434	$(1,010)	2,424
Interest expense, net						1,462
Other items, net						95
Income taxes						97
Amortization of goodwill, net of taxes						524

Net income from continuing operations						246
Net loss from discontinued operations						(4,424)

Net loss						$(4,178)

CORPORATE DIRECTORY

Directors

Carl J. Cook
Decisions Resources LLC

G. Mark Curry
President
Revmar Inc.

Rick E. Gaetz
President & Chief Executive Officer
Vitran Corporation Inc.

Albert Gnat, Q.C.
Senior Partner
Lang Michener

Anthony F. Griffiths
Independent Consultant
and Corporate Director

Richard D. McGraw
President
Lochan Ora Group of Companies

Graham W. Savage
Managing Director
Savage Walker Capital Inc.

Corporate Officers

Richard D. McGraw
Chairman

Albert Gnat, Q.C.
Vice Chairman

Rick E. Gaetz
President & Chief Executive Officer

Kevin A. Glass
Vice President Finance &
Chief Financial Officer

Corporate Executive Office

Vitran Corporation Inc.
70 University Avenue
Suite 350
Toronto, Ontario
Canada M5J 2M4
Tel: (416) 596-7664
Fax: (416) 596-8039

Distribution System

Vitran Canada LTL
Vitran Logistics
751 Bowes Road
Concord, Ontario
Canada L4K 5C9
Tel: (416) 798-4965
Fax: (416) 798-4753
Fax: (416) 798-4753

United States LTL Office
Vitran Express, Inc.
6500 East 30th Street
Indianapolis, Indiana
U.S.A. 46219
Tel: (317) 803-6400
Fax: (317) 543-1230

United States Truckload Office
Frontier Transport Corporation
1560 W. Raymond Street
Indianapolis, Indiana
U.S.A. 46221
Tel: (317) 636-1641
Fax: (317) 634-0321

United States Intermodal Office
Vitran Logistics Corp.
9870 Highway 92, Suite 110
Woodstock, Georgia (Atlanta)
U.S.A. 30188
Tel: (770) 517-7744
Fax: (770) 517-4774